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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAPITAL SUISSE LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 SECOND AVENUE, SUITE 3200
(No. and Street)

SEATTLE	**WA**	**98104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEFFEN BUSCHBACHER **206-617-4525**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name - *if individual, state last, first, middle name*)

601 UNION STREET, SUITE 2300, SEATTLE	**WA**	**98101**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, STEFFEN BUSCHBACHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or CAPITAL SUISSE LLC, as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTI BESAW NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 1-09-22

Public Notary

Steffen Bsch

Signature

MANAGING DIRECTOR

Title

STATE OF WASHINGTON
COUNTY OF
SIGNED OR ATTESTED BEFORE ME
ON 3/2/20 BY Steffen Buschbacher

NOTARY PUBLIC Kristi Besaw

NAME PRINTED Kristi Besaw

MY APPOINTMENT EXPIRES 1-09-22

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SUISSE LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2019

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CAPITAL SUISSE LLC

CONTENTS



Tel: 206-382-7777   Two Union Square, 601 Union Street
Fax: 206-382-7700   Suite 2300
www.bdo.com   Seattle, WA 98101

Report of Independent Registered Public Accounting Firm

To the Managing Member
Capital Suisse LLC
Seattle, Washington

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Suisse LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2019.

Seattle, Washington
February 28, 2020

CAPITAL SUISSE LLC
NOTES TO FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	89,991
Accounts Receivable		14,800
Prepayments, Fixed Assets, and Other Assets		5,556
Total Assets	**$**	**110,347**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts Payable	$	18,700
Accrued Liabilities		1,336
Total Current Liabilities		20,036
Long-Term Liabilities		
Subordinated Loan		25,001
Total Long-Term Liabilities		25,001
Total Liabilities		45,037
Members' Equity		
Members' Equity		65,310
Total Liabilities and Members' Equity	**$**	**110,347**

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Nature of Business**

Capital Suisse LLC (the "Company"), a Washington limited liability company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's offices are located in Seattle, Washington and the Company provides corporate advisory services and the private placement of securities. The Company has claimed an exemption from Securities Exchange Act of 1934 Rule 15c3-3(k) by meeting the exemptive provisions of Rule 15c3-3(k)(2)(i) during the year ended December 31, 2019.

The Company is a limited liability company ("LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. **Accounting Updates Adopted**

The Company adopted ASU 2016-02, *Right-of-Use Asset and Lease Liability* on January 1, 2019. See additional information under Note 5, *Commitments and Contingencies*, below.

3. **Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements are presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consists of fees earned from consulting and advisory services. Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of

accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses and therefore no allowance for doubtful accounts was required for December 31, 2019.

Revenue Recognition

The Company's revenues consist primarily of revenues for pre-offering advisory services, non-refundable retainers with issuers for whom the Company has agreed to act as agent for the private placement of securities on a best-efforts basis, and fees charges to the Company's registered representatives. The Company recognizes revenues when the promised goods or services are delivered to our customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when significant reversal of such amounts is not probable. Pre-offering advisory fees and non-refundable retainer revenues are recognized as advice is provided to the client, based on the terms of the agreement, the estimated progress of work, if applicable, and the availability of Company personnel to support client needs. The Company recognizes these revenues over time as the customer receives and consumes the benefits of the pre-offering advisory services over the service term. In determining that the pre-offering advisory services are satisfied over time, the Company has determined that another entity would not need to substantially re-perform the work that the Company has completed to date if that other entity were to fulfill the remaining performance obligation to the customer. These agreements are generally for specific periods of time, and may be extended by mutual agreement. Advisory costs are recognized as incurred in the relevant expense line items, including when reimbursed. The Company has elected the practical expedient allowing the recognition of the incremental costs of obtaining a contract as an expense when incurred. The Company does not have any accrued contract costs as of December 31, 2019.

Income Taxes

The Company is a Delaware limited liability company and is treated as a partnership for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The Company is subject to income taxes in certain local jurisdictions in which it operates, primarily related to gross revenue taxes in the state of Washington and city of Seattle.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") guidance. This guidance provides a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company believes it has no uncertain tax positions and none have been recorded for the year ended December 31, 2019. The Company's remaining open tax years subject to examination include the years ended December 31, 2016, and onwards.

Subsequent events

The Company has evaluated subsequent events through the date these financial statements were issued, which was February 28, 2020. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $69,955 and $5,000 respectively. The net capital was in excess of the required net capital level by $64,955. The Company's net capital ratio (aggregate indebtedness to net capital) was .29 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 15 to 1.

5. Commitments and Contingencies

The Company has a sub-lease at its primary office with less than one year remaining as of December 31, 2019. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for remaining lease terms exceeding one year. Accordingly, the Company has not recognized either a lease liability or a right-to-use asset. The Company has future minimum payments required under a non-cancelable operating lease of $3,500 in 2020.

Other than the lease commitment noted above, as of December 31, 2019, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation.